1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:          Triloma EIG Global Energy Term Fund I

Ladies and Gentlemen:

On behalf of Triloma EIG Global Energy Term Fund I (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended.  The purpose of this filing is to complete any outstanding items in the Registration Statement and to respond to written comments dated March 20, 2015.

Please direct any questions concerning the filing to the undersigned at 212-698-3525.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz